FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK TAKES DELIVERY OF ITS FIRST VESSEL

AND

ANNOUNCES A TWO –YEAR TIME CHARTER AGREEMENT FOR ONE OF ITS CAPESIZE VESSELS

New York, New York, December 4, 2007— Star Bulk Carriers Corp. (NASDAQ:SBLK), announced today that that it has taken delivery of the M/V Star Epsilon (ex G Duckling), a Supramax vessel of 52,402 dwt built in 2001 in Japan. Star Epsilon is the first vessel to be delivered to the Company following the completion of the Redomiciliation Merger on November 30, 2007. Star Epsilon has a pre-existing Time Charter employment contract attached at a gross daily rate of USD 25,550 with earliest and latest redelivery dates of December 15, 2008 and March 15, 2009, respectively.

The Company also announced that the M/V B Duckling (to be renamed Star Beta) has been committed to a two-year time charter agreement at a gross daily rate of USD 106,500. The charter will commence in February 2008. Star Beta is a 1993-built Capesize vessel of 174,691 dwt.

Akis Tsirigakis, President and CEO of Star Bulk commented: “We are pleased to have taken delivery of our first vessel, the M/V Star Epsilon, which marks a significant milestone for our Company. We are also pleased to have secured period employment for the Capesize Star Beta at an attractive rate taking advantage of the current strength of the dry bulk market.”

The following table sets forth summary information regarding Star Bulk’s initial fleet.

Vessel Name	Type	DWT	Year Built	Charter Type	Earliest Re-delivery (1)	Latest re-delivery	Time Charter rate (2)
Star Alpha (ex. A Duckling)	Capesize	175,075	1992	TC	Jul 5, 2009	Oct 5, 2009	$47,500
Star Beta (ex. B Duckling)	Capesize	174,691	1993	TC	Jan 1, 2010	Mar 31, 2010	$106,500
Star Gamma (ex. C Duckling)	Supramax	53,098	2002	TC	Dec 15, 2008	Jan 25, 2009	$28,500
Star Delta (ex. F Duckling)	Supramax	52,434	2000	TC	Feb 7, 2009	May 7, 2009	$25,800
Star Epsilon (ex. G Duckling)	Supramax	52,402	2001	TC	Dec 15, 2008	Mar 15, 2009	$25,550
Star Zeta (ex. I Duckling)	Supramax	52,994	2003	TC	Dec 29, 2007	Mar 28,2008	$30,500
Star Theta (ex. J Duckling)	Supramax	52,425	2003	TC	Apr 16, 2009	Jun 16, 2009	$32,500
Star Iota (ex. Momy Duckling)	Panamax	78,585	1983	TC	Nov 25, 2008	Jan 15, 2009	$18,000
Total/Average		691,704	1997

(1)

Represents the earliest redelivery date allowed by the charter party

(2)

Represents the gross daily rate

About Star Bulk

Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Star Bulk has definitive agreements to acquire a fleet of eight drybulk carriers from subsidiaries of TMT Co, Ltd., Taiwan (TMT). Star Bulk is scheduled to take delivery of eight dry bulk carriers, consisting of two Capesize, one Panamax and five Supramax dry bulk carriers with an average age of approximately 10 years and a combined cargo carrying capacity of 691,213 deadweight tons from certain wholly owned subsidiaries of TMT, a global shipping company with management headquarters in Taiwan. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, phosphate and steel products.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk’s future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk’s examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.  Additional factors that could cause Star Bulk’s results to differ materially from those described in the forward-looking statements can be found in Star Bulk’s Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Company:

Akis Tsirigakis

President and CEO

Star Bulk Carriers Corp.

Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

www.starbulk.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated December 4, 2007

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President